Bolt Projects Holdings, Inc.

2261 Market Street, Suite 5447

San Francisco, CA 94114

March 18, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bolt Projects Holdings, Inc.
Post-effective Amendment No. 1 to Registration Statement on Form S-1
Filed March 18, 2025 File No: 333-282014

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Bolt Projects Holdings, Inc. (the “Company”) hereby requests withdrawal of above referenced Post-effective Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-282014) filed on March 18, 2025 (the “Post-Effective Amendment”). The Post-Effective Amendment was filed pursuant to Rule 462(d) of the Securities Act solely to file exhibits but was erroneously coded and filed as a form type “POS AM”, rather than “POS EX.” As a result, the Company wishes to withdraw the Post-Effective Amendment. Shortly after submission of this Form AW, the Company will refile an identical, properly coded, post-effective amendment.

The original registration statement on Form S-1 (File No. 333-282014) filed with the Commission on September 9, 2024, and declared effective by the Commission on September 23, 2024, should remain in place and is not subject to this withdrawal request.

Please direct any questions or comments concerning this request to the Company’s counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Very truly yours,

BOLT PROJECTS HOLDINGS, Inc.

By:	/s/ Paul Slattery
Paul Slattery
General Counsel and Secretary

cc:	Daniel Widmaier, Bolt Projects Holdings, Inc.
Randy Befumo, Bolt Projects Holdings, Inc.
Drew Capurro, Latham & Watkins LLP